                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                                   FORM 11-K


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1996 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 33-92862

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Borg-Warner Automotive Automatic Transmission Systems Romulus Plant Retirement Savings Plan as Amended

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Borg-Warner Automotive, Inc.
     200 South Michigan Avenue
     Chicago, Illinois 60604


REQUIRED INFORMATION

ITEM 4.

Financial Statements for the Years Ended December 31, 1996 and 1995 and Supplemental Schedule as of December 31, 1996 and Independent Auditors' Report

BORG-WARNER AUTOMOTIVE
AUTOMATIC TRANSMISSION
SYSTEMS CORPORATION,
ROMULUS PLANT
RETIREMENT SAVINGS PLAN

Financial Statements as of
December 31, 1996 and 1995 and for the
Year Ended December 31, 1996 and
Supplemental Schedule as of
December 31, 1996 and
Independent Auditors' Report

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
ROMULUS PLANT RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------

                                                             PAGE

INDEPENDENT AUDITORS' REPORT                                   1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits,
   December 31, 1996 and 1995                                  2

 Statement of Changes in Net Assets Available for Benefits,
   Year Ended December 31, 1996                                3

 Notes to Financial Statements,
   Years Ended December 31, 1996 and 1995                     4-12

SUPPLEMENTAL SCHEDULE:

 Item 27a - Schedule of Assets Held for Investment Purposes,
   December 31, 1996                                          13


(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Borg-Warner Automotive Automatic
Transmission Systems Corporation,
Romulus Plant Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1996 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 16, 1997

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
ROMULUS PLANT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
(IN THOUSANDS)
-------------------------------------------------------------------

                                                   1996      1995
ASSETS:
 Investment in Master Trust                         $1,408  $  345
                                                 ---------  ------

NET ASSETS AVAILABLE FOR BENEFITS                   $1,408  $  345
                                                 =========  ======
See notes to financial statements.

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
ROMULUS PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)

---------------------------------------------------------------------

ADDITIONS TO NET ASSETS:
 Investment income from Master Trust (Note 4):
  Net appreciation in carrying value of investments             $   46
  Interest Income                                                    1
  Dividend Income                                                   61
                                                             ---------

   Total investment income                                         108

  Contributions from participants (Note 1)                         620
  Contributions from the Company (Note 1)                          346
                                                             ---------
   Total additions                                               1,074

DEDUCTIONS FROM NET ASSETS:
 Participants' withdrawals                                           9
 Miscellaneous expenses                                              2
                                                             ---------
   Total deductions                                                 11
                                                             ---------
NET INCREASE                                                     1,063

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year              345
                                                             ---------
NET ASSETS AVAILABLE FOR BENEFITS - End of year                 $1,408
                                                             =========
See notes to financial statements.

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
ROMULUS PLANT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN

   The following description of the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   GENERAL - The Plan was established on April 27, 1995 as a participating plan under the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust"). The plan sponsor is the Romulus Plant of Borg-Warner Automotive Automatic Transmissions Systems Corporation (the "Company"), a wholly owned subsidiary of the Borg-Warner Automotive, Inc. (the "Corporation").

   The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Company has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 ("ERISA").

   ELIGIBILITY - Hourly employees of the Company become participants in the Plan after they have been employed for at least six consecutive months.
   Note that certain options under the Plan apply differently to certain participants. Participants who were employed by the Company on the date the Plan was established were given the option to select the BWA option or the PFPD option (which is substantially similar to the plan offered by the predecessor employer). No other participants can elect the PFPD option.

   PARTICIPANT'S ACCOUNTS - The participant's accounts consist of the following:

   Company Retirement Account - The Company makes contributions based on years of vested service to this account on behalf of each eligible participant as a percentage of participant's compensation.

   Employee Retirement Account - Participants may voluntarily contribute (a) from one to three percent of their compensation under the option, or (b) from one to eight percent of their compensation (defined more narrowly) under the PFPD option, to this account. The Company makes contributions equal to 100 percent of participants' contributions to this account.

   Savings Account - Participants may voluntarily contribute (a) one to ten percent of their compensation under the BWA option, or (b) from one to seven percent of their compensation (defined more narrowly) under the PFPD option, to this account. No Company contributions are made to this account.

   Retiree Health Account - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participant contributions to this account, up to $400 per year.

   MASTER TRUST - Participants may elect to invest their Employee Retirement Account, Savings Account, Company Retirement Account and Retiree Health Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the Pending Account and Loan Fund which are not fund elections available to participants. The funds of the Master Trust are as follows:

   Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

   Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

   Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets are invested in high-quality money market instruments and financial futures contracts.

   The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

   Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

   Putnam Income Fund - Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option of the Master Trust effective October 1, 1995.

   Loan Fund - Invests in Plan participant loans. Participant borrowings increase the fund balance and principal repayments decrease the fund balance with proceeds reinvested in participant-directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

   Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future Company contributions, and (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

   Participant interests in each of the funds are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:


                                          DECEMBER 31, 1996
                                          NUMBER    NET ASSET
                                            OF        VALUE
                                           UNITS    PER UNIT

Investment Contracts Fund                   50,526  $    1.00
Putnam Voyager Fund                         34,050      16.27
Putnam S&P 500 Index Fund                   13,066      17.01
The George Putnam Fund of Boston            16,389      16.42
Borg-Warner Automotive, Inc. Stock Fund      6,517      38.50
Putnam Income Fund                           5,000       7.01


                                          DECEMBER 31, 1995
                                          NUMBER    NET ASSET
                                            OF        VALUE
                                           UNITS    PER UNIT

Investment Contracts Fund                   16,940  $    1.00
Putnam Voyager Fund                          6,572      15.34
Putnam S&P 500 Index Fund                    3,379      13.88
The George Putnam Fund of Boston             5,305      15.52
Borg-Warner Automotive, Inc. Stock Fund      2,780      32.00
Putnam Income Fund                             604       7.23


   Contributions to, and earnings of, each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

   VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest (a) 100% upon completion of five years of vested service under the BWA option, (b) according to the following schedule under the PFPD option, or (c) upon permanent disability, death, or attaining age 65 provided, however, the participant is employed by the Company on that date.

                                          PFPD
                                         VESTED
        YEARS OF VESTED SERVICE          PORTION

        Less than two                      0%
        Two                               25%
        Three                             50%
        Four                              75%
        Five or more                     100%


   WITHDRAWALS - While participants are actively employed, no withdrawals may be made from the Company Retirement Account. Withdrawals may be made from the Savings Account and, for participants who elect the PFPD option, from the Savings Account and the Employee Retirement Account for participants who were employees when the Plan was established. Withdrawals may be made from the account at the participants' option subject to certain limitations.
   Upon termination of
   employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan subject to ERISA regulations.

   LOANS - Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. If the participant elected the PFPD option, the participant may borrow up to 50 percent of his or her Savings Account balance and Employee Retirement Account balance with a minimum of $500 and a maximum of $50,000, limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the trustee for similar loans on the origination date except as noted above. No loans are permitted from the Employee Retirement Account, Company Retirement Account, and Retiree Health Account.

   PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.2 percent and 6.9 percent for the years ended December 31, 1996 and 1995, respectively. The Investment Contracts Fund is fully benefit-responsive. Investments in all other funds are stated at market value as reported by the Trustee. The loans to participants are valued at cost plus accrued interest which approximates fair value.

   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

   PAYMENT OF BENEFITS - Benefits are recorded when paid.

3. TAX STATUS

   The Plan obtained a determination letter, dated March 28, 1997, in which the Internal Revenue Service stated that the Plan, as amended through October 1, 1995, was in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes the Plan is currently designed and being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. FUND INFORMATION

   Carrying value of Plan investments in the Master Trust as of December 31, 1996 and 1995, investment income from Master Trust, contributions from the participants, contributions from the Company and participants' withdrawals are as follows:




                                                                                   DECEMBER 31
                                                                            1996              1995
Carrying value of Plan investments in the Master Trust (in thousands):
 Investment Contracts Fund                                                 $   51               $ 17  *
 Putnam Voyager Fund                                                          554  *             101  *
 Putnam S&P 500 Index Fund                                                    222  *              47  *
 The George Putnam Fund of Boston                                             269  *              82  *
 Borg-Warner Automotive, Inc. Stock Fund                                      251  *              89  *
 Putnam Income Fund                                                            35                  4
 Loan Fund                                                                     23                  5
 Pending Account                                                                3
                                                                         --------              -----
Total                                                                      $1,408               $345
                                                                         ========              =====
*  Represents 5% or more of Plan assets

Net appreciation (depreciation) in the carrying value of investments of the Master Trust for the year ended December 31, 1996 (in thousands):
 Putnam Voyager Fund                                                                           $ (12)
 Putnam S&P 500 Index Fund                                                                        27
 The George Putnam Fund of Boston                                                                  7
 Borg-Warner Automotive, Inc. Stock Fund                                                          24
                                                                                              ------
Total                                                                                          $  46
                                                                                              ======

Dividend income from the Master Trust
 for the year ended December 31, 1996 (in thousands):
 Investment Contracts Fund                                                                     $   2
 Putnam Voyager Fund                                                                              34
 The George Putnam Fund of Boston                                                                 20
 Borg-Warner Automotive, Inc. Stock Fund                                                           3
 Putnam Income Fund                                                                                2
                                                                                              ------
Total                                                                                          $  61
                                                                                              ======


Contributions from participants
 for the year ended December 31, 1996 (in thousands):
 Investment Contracts Fund                                $   18
 Putnam Voyager Fund                                         292
 Putnam S&P 500 Index Fund                                   100
 The George Putnam Fund of Boston                            102
 Borg-Warner Automotive, Inc. Stock Fund                      92
 Putnam Income Fund                                           16
                                                          ------
  Total                                                   $  620
                                                          ======
Contributions from the Company
 for the year ended December 31, 1996 (in thousands):
 Investment Contracts Fund                                $   13
 Putnam Voyager Fund                                         143
 Putnam S&P 500 Index Fund                                    55
 The George Putnam Fund of Boston                             64
 Borg-Warner Automotive, Inc. Stock Fund                      56
 Putnam Income Fund                                           12
 Pending Account                                               3
                                                               -
  Total                                                   $  346
                                                          ======
Participants' withdrawals
 for the year ended December 31, 1996 (in thousands):
 Putnam Voyager Fund                                      $    3
 Putnam S&P 500 Index Fund                                     1
 The George Putnam Fund of Boston                              2
 Borg-Warner Automotive, Inc. Stock Fund                       3
                                                          ------
  Total                                                   $    9
                                                          ======

5. MASTER TRUST

   The plans participating in the Master Trust as of December 31, 1996 are the Borg-Warner Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), the Borg-Warner Automotive Powertrain Systems Corporation, Seneca Plant Retirement Savings Plan ("SRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Gallipolis Plant Retirement Savings Plan ("GRSP"), and the Borg-Warner Automotive Air/Fluid Systems Corporation of Michigan, Warren Savings Plan ("WSP"). During 1996, the Borg-Warner Retirement
   Savings Plan, Dixon Plant ("DRSP") was renamed as the Borg-Warner Automotive Air/Fluid Systems

   Corporation Retirement Savings Plan ("AFSRSP") and the
   Borg-Warner Retirement Savings Plan, Blytheville Plant was merged into the AFSRSP.

   Each plan's interest in the net assets of the Master Trust as of December 31, 1996 and 1995 is as follows:

                                     PERCENT OF MASTER TRUST NET ASSETS
                                              DECEMBER 31, 1996
               -------------------------------------------------------------------------------------
               INVESTMENT  PUTNAM     PUTNAM    GEORGE   BWA INC.  PUTNAM
 NAME          CONTRACTS   VOYAGER   S&P 500    PUTNAM    STOCK    INCOME   LOAN   PENDING   TOTAL
OF PLAN           FUND      FUND    INDEX FUND   FUND      FUND     FUND    FUND   ACCOUNT    PLAN
BWARSP             21.51%   22.04%       9.33%   19.67%     4.01%   1.17%    .80%     .07%    78.60%
IRSP                1.49     1.40         .58     1.26       .45     .02     .07      .00      5.27
AFSRSP               .72      .88         .35      .83       .36     .09     .03      .01      3.27
MRSP                 .07      .36         .15      .40       .08     .00     .04      .00      1.10
MRIP                1.20     4.06        1.32     3.96       .20     .17     .05      .00     10.96
SHSP                 .02      .06         .03      .07       .04     .00     .01      .00       .23
CRSP                 .01      .03         .02      .03       .01     .00     .00      .00       .10
RRSP                 .01      .14         .05      .07       .06     .01     .01      .00       .35
PRSP                 .01      .01         .01      .01       .00     .00     .00      .00       .04
SRSP                 .00      .00         .00      .00       .00     .00     .00      .00       .00
GRSP                 .01      .02         .01      .01       .00     .01     .00      .00       .06
WSP                  .00      .01         .01      .00       .00     .00     .00      .00       .02
               ---------   ------   ---------   ------   -------   -----   -----   ------   -------
Total              25.05%   29.01%      11.86%   26.31%     5.21%   1.47%  1.01 %     .08%   100.00%
               =========   ======   =========   ======   =======   =====   ======  ======   ========


                                     PERCENT OF MASTER TRUST NET ASSETS
                                             DECEMBER 31, 1995
               -------------------------------------------------------------------------------------
               INVESTMENT  PUTNAM     PUTNAM    GEORGE   BWA INC.  PUTNAM
 NAME          CONTRACTS   VOYAGER   S&P 500    PUTNAM    STOCK    INCOME  LOAN   PENDING   TOTAL
OF PLAN           FUND      FUND    INDEX FUND   FUND      FUND     FUND   FUND   ACCOUNT    PLAN
BWARSP             26.94%   20.70%       8.10%   19.68%     3.37%    .77%   .73%     .11%    80.40%
IRSP                1.72     1.28         .48     1.20       .42     .01    .06      .00      5.17
DRSP                 .50      .42         .08      .37       .13     .00    .01      .00      1.51
BRSP                 .23      .21         .09      .23       .08     .00    .01      .00       .85
MRSP                 .09      .31         .13      .32       .07     .00    .04      .00       .96
MRIP                1.41     3.84        1.23     3.99       .10     .17    .04      .01     10.79
SHSP                 .02      .02         .01      .03       .02     .00    .00      .00       .10
CRSP                 .01      .02         .02      .02       .01     .00    .00      .00       .08
RRSP                 .01      .03         .01      .02       .03     .00    .00      .00       .10
PRSP                 .01      .01         .01      .01       .00     .00    .00      .00       .04
               ---------   ------   ---------   ------   -------   -----   ----   ------   -------
Total              30.94%   26.84%      10.16%   25.87%     4.23%    .95%   .89%     .12%   100.00%
               =========   ======   =========   ======   =======   =====   ====   ======   ========

   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1996 and 1995 and components of investment income for the Master Trust for the year ended December 31, 1996 are summarized in Note 6.

6. MASTER TRUST INFORMATION

   The following tables present the carrying value of investments of the Master Trust as of December 31, 1996 and 1995 and the components of investment income for the Master Trust for the year ended December 31, 1996:



                                                                                     DECEMBER 31
                                                                                1996           1995
Carrying value of investments (in thousands):
 Investment Contracts Fund                                                      $101,350    $102,880
 Putnam Voyager Fund                                                             117,378      89,247
 Putnam S&P 500 Index Fund                                                        48,014      33,768
 The George Putnam Fund of Boston                                                106,454      86,070
 Borg-Warner Automotive, Inc. Stock Fund                                          21,087      14,053
 Putnam Income Fund                                                                5,934       3,204
 Loan Fund                                                                         4,067       2,971
 Pending Account/Money Market Fund                                                   341         422
                                                                                --------    --------
  Total                                                                         $404,625    $332,615
                                                                                ========    ========



                                                                      YEAR ENDED DECEMBER 31, 1996
                                                             -----------------------------------------------
                                                                 NET APPRECIATION
                                                                  (DEPRECIATION)
                                                                IN CARRYING VALUE        DIVIDEND    INTEREST
                                                                  OF INVESTMENTS          INCOME      INCOME
Investment income (in thousands):
 Investment Contracts Fund                                                                  $ 6,304
 Putnam Voyager Fund                                                $ 4,602                   7,307
 Putnam S&P 500 Index Fund                                            8,274
 The George Putnam Fund of Boston                                     5,158                   9,429
 Borg-Warner Automotive, Inc. Stock Fund                              3,193                     299
 Putnam Income Fund                                                    (106)                    296
 Loan Fund                                                                                             $    291
 Pending Account                                                                                  7
                                                                    -------                 -------    --------
  Total                                                             $21,121                 $23,642    $    291
                                                                    =======                 =======    ========



                                    ******

                                                                        SCHEDULE

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
ROMULUS PLANT RETIREMENT SAVINGS PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
(IN THOUSANDS)
-------------------------------------------------------------------------------

                                                                        FAIR
             DESCRIPTION                          COST                  VALUE

INVESTMENT IN MASTER TRUST                       $1,365                $1,408
                                                 ======                =======

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                      BORG-WARNER AUTOMOTIVE AUTOMATIC TRANSMISSION SYSTEMS ROMULUS PLANT RETIREMENT SAVINGS PLAN AS AMENDED


Date: June 28, 1997     SIGNATURE           TITLE

            By:/s/      ROBIN J. ADAMS      Retirement Savings Plan Committee
                        ------------------  Member
                        Robin J. Adams

                        WILLIAM C. CLINE    Retirement Savings Plan Committee
                        ------------------  Member
                        William C. Cline

                        GERALDINE KINSELLA Retirement Savings Plan Committee ------------------ Member
                        Geraldine Kinsella

                        REGIS J. TRENDA     Retirement Savings Plan Committee
                        ------------------  Member
                        Regis J. Trenda

                                 EXHIBIT INDEX



Exhibit Number                                             Page

(23.1)   Consent of Deloitte & Touche LLP